NORTHERN LIGHTS FUND TRUST
OPERATING EXPENSES LIMITATION AGREEMENT

CMG ABSOLUTE RETURN STRATEGIES FUND

CMG TACTICAL EQUITY STRATEGY FUND

CMG GLOBAL EQUTY FUND

CMG MANAGED HIGH YIELD FUND

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of February 27, 2009, as revised November 18, 2011, as revised May 22, 2012 and as revised March 27, 2013, by and between NORTHERN LIGHTS FUND TRUST, a Delaware statutory trust (the “Trust”), on behalf of CMG Absolute Return Strategies Fund, CMG Tactical Equity Strategy Fund, CMG Global Equity Fund and CMG Managed High Yield Fund, (each a “Fund” and collectively the “Funds”) each a series of the Trust, and the advisor of such Funds, CMG Capital Management Group, Inc. (the “Advisor”).

WITNESSETH:

WHEREAS, the Advisor renders advice and services to the Funds pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Advisor dated as of the 27th day of February, 2009 with respect to the CMG Absolute Return Strategies Fund, as of 18th day of November, 2011 with respect to CMG Tactical Equity Strategy Fund and as of the 27th day of March, 2013 with respect to CMG Global Equity Fund and CMG Managed High Yield Fund, (the “Investment Advisory Agreement”); and

WHEREAS, the Funds are responsible for, and have assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Advisor; and

WHEREAS, the Advisor desires to limit to each Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Funds) desires to allow the Advisor to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. Limit on Operating Expenses. The Advisor hereby agrees to limit each Fund’s current Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average annual net assets, to the amounts listed in Appendix A (the “Annual Limit”). In the event that the current Operating Expenses of the Funds, as accrued each month, exceed its Annual Limit, the Advisor will pay to that Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

2. Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to the Funds is defined to include all expenses necessary or appropriate for the operation of the Funds and including the Advisor’s investment advisory or management fee detailed in the Advisory Agreement, any Rule 12b-l fees and other expenses described in the Advisory Agreement, but does not include: (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iii) borrowing costs (such as interest and dividend expense on securities sold short); (iv) taxes; and (v) extraordinary expenses, such as litigation expenses (which may include indemnification of Funds’ officers and Trustees, contractual indemnification of Fund service providers (other than the Adviser)).

3. Reimbursement of Fees and Expenses. The Advisor retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement in future years on a rolling three year basis, if such reimbursement can be achieved within the Operating Expense Limitations listed in Appendix A.

4. Term. This Agreement shall become effective on the date first above written and shall remain in effect until at least August 31, 2014, unless sooner terminated as provided in Paragraph 5 of this Agreement, and shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Trustees of the Trust.

5. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of each Fund, upon sixty (60) days’ written notice to the Advisor. This Agreement may not be terminated by the Advisor without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate, with respect to the Funds listed in Appendix A if the Investment Advisory Agreement for the Funds is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination for the Funds.

6. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940 and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

NORTHERN LIGHTS FUND TRUST	CMG Capital Management Group, Inc.
on behalf of CMG Absolute Return Strategies Fund, CMG Tactical Equity Strategy Fund, CMG Global Equity Fund and CMG Managed High Yield Fund

By: /s/ Andrew Rogers	By: /s/ Stephen Blumenthal
Name: Andrew Rogers	Name: Stephen Blumenthal
Title: President	Title: Chief Executive Officer

Appendix A

Fund	Operating Expense Limit
CMG Absolute Return Strategies Fund
Class A Shares	2.90%
Class I Shares	2.50%

CMG Tactical Equity Strategy Fund
Class A Shares	2.25%
Class I Shares	1.85%
Manager Class Shares	0.60%

CMG Global Equity Fund
Class A Shares	1.90%
Class I Shares	1.65%

CMG Managed High Yield Fund
Class A Shares	2.05%
Class I Shares	1.65%
Manager Class Shares	0.65%